

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

March 8, 2023

Jing Tang
Chief Financial Officer
Able View Global Inc.
Room 1803, Shanghai International Building
511 Weihai Road, Jing'an District
Shanghai
China

> **Re: Able View Global Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form F-4**
> **Submitted February 10, 2023**
> **CIK No. 0001957489**

Dear Jing Tang:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-4 Submitted February 10, 2023

Cover Page

1. We note your response to comment 3 and reissue in part. We acknowledge the added disclosure to the body of the registration statement; however, please also include on the cover page a discussion of the laws and regulations in Hong Kong, as well as the related risks and consequences. An example of such location-specific regulations that should be discussed includes:
   - Enforceability of civil liabilities in Hong Kong;
   - China's Enterprise Tax Law;

- Regulatory actions related to data security or anti-monopoly concerns in Hong Kong and its potential impact on your ability to conduct business, accept foreign investment or list on a U.S./foreign exchange; and
- Risk factor disclosure explaining whether there are laws/regulations in Hong Kong that result in oversight over data security, how this oversight impacts the company's business and the offering, and to what extent the company believes that it is compliant with the regulations or policies that have been issued.

Permissions and Approvals, page 15

2. We note your indication that the PRC subsidiaries are not required to obtain any permission or approval from the CSRC and CAC for the business operations within the territory of PRC. Explain the basis for this conclusion, especially considering your disclosure on page 66 suggests that you have sought approval from the Cybersecurity Review Office as to whether a cybersecurity review is required. In this regard, we note that you do not appear to have relied upon an opinion of counsel with respect to your conclusions that you do not need any additional permissions and approvals to operate your business and to offer securities to investors. If true, state as much and explain why such an opinion was not obtained.

3. As a related matter, we note that the CSRC has recently announced regulations that will take effect March 31 that outline the terms under which China-based companies can conduct offerings and/or list overseas. Revise your disclosure to reflect these events and how the regulations apply to you and your ability to operate and offer securities.

Interests of HMAC's Sponsor, Directors and Officers in the Business Combination, page 21

4. We note your response to comment 17, and reissue in part. We note your new disclosure "*the Sponsor and HMAC's officers and directors and their affiliates have not had any unpaid reimbursable expenses.*" Please clarify that this indicates that none of HMAC's expenses, whether paid or unpaid, have been reimbursed.

Summary of Risk Factors, page 24

5. We note your response to comment 5 and reissue in part. Please amend your disclosure in the summary risk factors section to state that, to the extent cash in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash.

Questions and Answers About the Proposals, page 28

6.   It appears the total fully diluted shares outstanding amounts under all redemption scenarios presented on page 36 only include shares from potential sources of dilution. Please revise to include all potential Pubco Ordinary Shares outstanding upon the closing of your Business Combination Transactions.

7.   Please tell us how you determined the total pro forma equity value amounts under all redemption scenarios disclosed on page 37.

Did the HMAC's board of directors obtain a fairness opinion in determining whether to proceed with the Business Combination?, page 34

8.   We note your response to comment 11. In addition and as a related matter, in an appropriate place in your filing please disclose the compensation paid to CHFT in connection with this valuation opinion. Additionally, please disclose whether CHFT was retained to provide any additional services, the related fees, and whether those fees are conditioned upon the completion of the transaction.

Risks Related to Doing Business in the People's Republic of China
Restrictions on currency exchange may limit our ability to utilize our revenue effectively., page 83

9.   We note your updated disclosure in this risk factor to address that funds in the PRC/Hong Kong may not be available for use outside of the PRC/Hong Kong. Please update the risk factor heading to better reflect both the currency exchange risk and capital movement risk.

Background of the Business Combination, page 129

10.   We note your response to comment 30 and reissue in part. We acknowledge the addition of detailed disclosure describing the valuation negotiation between Able View and HMAC. However, please add additional detail explaining the basis for HMAC's belief that Able View's new brand management business would grow at a faster pace than the speed of growth previously experienced.

Summary of Financial Projections, page 135

11.   We note your response to comment 33 and reissue in part. We acknowledge the addition of some details to the section; however, please provide in greater detail the material underlying assumptions, estimates, and bases for the projections. For example, explain how the addition of over 2 new brand partners translate into the revenue growth depicted here.

Unaudited Pro Forma Combined Financial Information, page 159

12.   It appears that you provide an unaudited pro forma balance sheet as of June 30, 2022 and a pro forma statement of operations for the six months ended June 30, 2022 in accordance

with Item 8 of Form 20-F. Please revise your disclosure to reflect the correct periods for your pro forma financial information.

Business of Able
Omni Channel Operations, page 196

13.   We note your response to comment 40 and reissue. The additional disclosure accounting for percentage of total revenue per channel seems to account for over 100% of total revenue. For example, the combined percentage of total revenue for each channel in the year ended December 31, 2020, adds up to 102% of total revenue. Please clarify this discrepancy.

Overall Economic and Political Conditions, page 203

14.   We note your response to comment 42 and reissue in part. Please update your disclosure to identify actions planned or taken, if any, to mitigate inflationary pressures.

    You may contact Suying Li at 202-551-3335 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Elizabeth Chen